UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Federal Home Loan Bank of Boston

File No. 000-51402 - CF#37542

Federal Home Loan Bank of Boston submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 14, 2020.

Based on representations by Federal Home Loan Bank of Boston that this information qualifies as matters that are contained in or related to examination, operating, or condition reports prepared by, on behalf of, or for the use of an agency responsible for the regulation or supervision of financial institutions under the Freedom of Information Act, 5 U.S.C. 552(b)(8), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through May 14, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Melissa Rocha
Office Chief, Office of Finance